# HEINEKEN HOLDING N.V.

02028502

1017 ZD Amsterdam,
2e Weteringplantsoen 5
Tel. 020-622 11 52
Fax 020-625 22 13

4 April 2002

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

**Re: File No. 82-5149**

Dear Sir/Madam,

Enclosed please find today's convocation for the Annual General Meeting of Shareholders, to be held 25 April 2002.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs



Encl.

File No. 82-5149

**HEINEKEN HOLDING N.V.**
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, Damrak 243, Amsterdam, at **4.00 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Thursday 25 April 2002**.
The Beurs van Berlage will be open from 1 p.m.

The agenda as well as the annual report and the annual accounts relating to the financial year 2001 and the information as referred to in article 2:392, paragraph 1 of the Netherlands Civil Code, may be inspected by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, from today. Copies of these documents are available free of charge, also via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.

Holders of bearer shares wishing to attend the meeting can apply for a receipt from the financial institution administering their shares that is affiliated to Necigef, which receipt will serve as an admission ticket for the meeting. Financial institutions affiliated to Necigef must deposit a statement with ABN AMRO Bank N.V. listing the number of shares being registered for the meeting for the shareholder in question, dealings in which will be prohibited until after the meeting. Holders of registered shares intending to be present at the meeting must notify the company in writing of this intention. Both the statement and notice to the company must be filed with the company by Thursday, 18 April 2002 at the latest.

Shareholders are entitled to attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt will also serve as admission for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Thursday 25 April 2002.

The Management Board

Amsterdam, 4 April, 2002